Item 7
 BlackRock Life Limited
 Aperio Group, LLC
 BlackRock Investment Management (UK) Limited
 BlackRock Fund Advisors
 BlackRock (Luxembourg) S.A.*
 BlackRock Financial Management, Inc.
 BlackRock Fund Managers Ltd



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.